Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING THE AGREEMENT TO SELL ITS

HOLDINGS IN THE PROJECT IN BANGALORE, INDIA

Tel Aviv, Israel, April 10, 2019, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, that Elbit Plaza India Real Estate Holdings Limited (a subsidiary held by the Company (50%) and Plaza Centers N.V. (50%)) ("EPI"), has reached an understandings with the purchaser (the "Purchaser") of the 100% interest in a Special Purpose Vehicle which holds a site in Bangalore, India according to which: (i) the closing date for the transaction will be extended to November 2019 (instead of August 2019) (the "Closing Date"); and (ii) the consideration will be increased to approximately €45.64 (INR 356 crores) (instead of INR 350 crores) (the "Consideration"). The Closing Date can be further extended to August 2020, subject to mutually agreed payment terms.

As of the date hereof, the Purchaser paid to EPI approximately €10.26 million (INR 80 crores) on account of the Consideration, which EPI is entitled to forfeit if the Purchaser does not close the transaction as per the agreement. Further, the Purchaser has mortgaged approximately 8.7 acres of plots as security for completion of the transaction.

The remainder of the Consideration (approximately €35.38 million (INR 276 crores)) is to be paid by the Purchaser as follows: (i) a total of approximately €6.41 million (INR 50 crores) will be paid in unequal monthly installments until the Closing Date; (ii) a total of approximately €28.97 million (INR 226 crores) will be paid upon Closing Date.

EPI and the Purchaser have not yet signed a revised agreement and there is no certainty that such a revised agreement will indeed be signed and /or what its final terms be.

The information detailed above, concerning the possibility of signing the revised agreement to sell the site in Bangalore, India, is a forward-looking statement. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements a result of various factors including, without limitation, a change in market conditions, disputes with the purchaser and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2017, under the caption “Risk Factors”. Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com